Exhibit 99.2

English translation for reference purposes only.

Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

_________________(la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de ____________________ (el “Apoderado”) para que, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 15 de mayo de 2023 (la “Asamblea”), en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, _______________________ acciones que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea Ordinaria de Accionistas

		A favor	En contra	Abstención
I.	Presentación, discusión, y en su caso, ratificación del reporte del auditor externo de la Sociedad, por el ejercicio social comprendido del 1 de enero de 2022 al 31 de diciembre de 2022

II.	Discusión, y en su caso, aprobación del pago de dividendos.

III.	Propuesta, discusión, y en su caso, nombramiento de un nuevo consejero del Consejo de Administración de la Sociedad.

IV.	Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea

  ___________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of ______________________ (the “Attorney-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on March 8, 2023 (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set for below, in such Meeting, _____________________________ shares owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

		In favor	Against	Abstention
I.	Presentation, discussion, and in its case, ratification of the Company’s external auditor report, for the fiscal year ended December 31, 2022.

II.	Discussion, and in its case, approval of dividend payment.

III.	Proposal, discussion, and in its case, appointment of a new member of the Board of Directors of the Company.

IV.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

El Poderdante ratifica desde ahora los actos que realice el Apoderado en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorney-in-fact may conduct in the legal exercise of this mandate.

_____________ de 2023 / _________________, 2023

Por/By:_______________________

Cargo/Title: ___________________________

Testigos/Witnesses

Name:	Name: